Bakkt Reports Fourth Quarter and Full Year 2024 Results - Announces Akshay Naheta to serve as co-CEO of Bakkt and strategic partnership with Distributed Technologies Research (“DTR”), a cutting-edge stablecoin payments platform - Signed definitive agreement to divest Trust business to Intercontinental Exchange (“ICE”); exploring strategic opportunities for Loyalty - Fourth quarter trading volumes up 465% sequentially and 778% year-over-year - Net loss improved year-over-year 48.7% for the quarter, 54.2% for the full year - Adjusted EBITDA improved year-over-year 66.3% for the quarter, 31.6% for the full year ALPHARETTA, GA – March 19, 2025 – Bakkt Holdings, Inc. (“Bakkt,” “Company,” “we” or “us”) (NYSE: BKKT) announced its financial and operational results for the quarter and full year ended December 31, 2024. CEO Comments: "2024 was a pivotal year for Bakkt as we successfully executed on our strategic priorities, delivered strong year-end results, and capitalized on the favorable macro conditions for the crypto industry," said Andy Main, CEO of Bakkt. "We achieved significant growth in our core crypto business, with Q4 total revenue increasing 737.9% year-over-year to $1,797.3 million and notional crypto trading volume reaching a record $1,777.6 million in the quarter. This performance was driven by the integration of our advanced trading infrastructure, strategic addition of new coins, and the growing demand for our regulated crypto solutions." Mr. Main continued, "As we enter 2025, Bakkt is sharpening its focus on the future of crypto, leveraging our technology, market expertise, and strategic partnerships to be in a position to capitalize on the opportunities ahead. Our partnership with DTR, combined with Akshay Naheta agreeing to joining as co- CEO, marks a pivotal moment by expanding our capabilities and we believe will position us to be able to capture market share in the global stablecoin payments network. The definitive agreement for the divestiture of our Bakkt Trust custody business enables us to double down on our core offerings - providing institutional-grade crypto trading, liquidity, and subject to applicable regulatory approvals, payment solutions. Our client-centric approach supports businesses at every stage of their journey, from market entry with our Brokerage Crypto Services (“BCS”) platform to advanced trading and liquidity services through BakktX. With accelerating institutional adoption, an increasingly supportive regulatory environment, and the expansion of our technology stack through this partnership with DTR, we are well- positioned to drive meaningful growth and solidify our position as a leader in the evolving digital asset economy." Fourth Quarter and Full Year 2024 Key Performance Indicators:  Crypto enabled accounts grew to 6.7 million, up 8.1% year-over-year.  Notional crypto traded volume increased 778% year-over-year to $1,777.6 million for the quarter and 204.2% to $3,446.6 million for the full year 2024, driven by stronger crypto market activity and increased prices.

- Assets under custody increased 228.1% year-over-year to $2,301.9 million, primarily due to higher trading prices for crypto assets.
- Total transacting accounts increased 6.5% year-over-year to approximately 974,429, primarily due to a migration of Swan customers to our platform in December 2024 and an increase in crypto adoption and macro environment.

Fourth Quarter and Full Year 2024 Financial Highlights (unaudited):

- Total revenues of $1,797.3 million for the quarter and $3,490.2 million for the full year reflect an increase in gross crypto services revenues driven by Bakkt Crypto and the overall increase in market activity. Net loyalty revenues of $11.1 million for the quarter and $49.2 million for the full year decreased 26.5% and 7.3% year-over-year, respectively, driven by lower notional loyalty traded volume and redemption.
- Total operating expenses of $1,809.0 million for the quarter and $3,583.1 million for the full year reflect an increase in crypto costs and execution, clearing and brokerage fees driven by higher trading volume.
- Total operating expenses excluding crypto costs and execution, clearing and brokerage fees decreased year-over-year 69.0% to $29.5 million for the quarter and 45.4% to $155.9 million for the full year, primarily as a result of the restructuring and reduction in headcount in the first quarter of 2024.
- Operating loss improved year-over-year 85.1% to $11.7 million for the quarter and 59.2% to $92.9 million for the full year due to the recognized $37.2 million goodwill and intangible asset impairment and impairment of long-lived assets of $30.2 million in the fourth quarter of 2023, along with higher crypto services revenue.
- Net loss improved year-over-year 48.7% to $40.4 million for the quarter and 54.2% to $103.4 million for the full year as the fourth quarter of 2023 was impacted by the recognized goodwill and intangible asset impairment and impairment of long-lived assets.
- Adjusted EBITDA loss (non-GAAP) decreased year-over-year 66.3% to $6.4 million for the quarter and 31.6% to $64.2 million for the full year primarily due to the overall decrease in compensation and benefits expense and marketing expense.

Fourth Quarter 2024 Condensed Results

$ in millions	4Q24	4Q23	Increase/ (decrease)
Total revenues[1]	$1,797.3	$214.5	737.9%
Crypto costs and execution, clearing and brokerage fees	1,779.5	197.8	799.6%
Operating expenses, excluding crypto costs and execution, clearing and brokerage fees	29.5	95.2	(69.0%)
Total operating expenses	1,809.0	293.0	517.4%
Operating loss	(11.7)	(78.5)	(85.1%)
Net loss	(40.4)	(78.7)	(48.7%)
Adjusted EBITDA loss (non-GAAP)	**($6.4)**	**($19.0)**	**(66.3%)**

Full Year 2024 Condensed Results

$ in millions	FY24	FY23	Increase/ (decrease)
Total revenues[1]	$3,490.2	$780.1	347.4%

Crypto costs and execution, clearing and brokerage fees	3,427.2	722.3	374.5%
Operating expenses, excluding crypto costs and execution, clearing and brokerage fees	155.9	285.8	(45.5%)
Total operating expenses	3,583.1	1,008.0	255.5%
Operating loss	(92.9)	(227.9)	(59.2%)
Net loss	(103.4)	(225.8)	(54.2%)
Adjusted EBITDA loss (non-GAAP)	**($64.2)**	**($93.9)**	**(31.6%)**

Recent Operational Updates:

- **New Co-CEO and DTR Partnership:**
  - Bakkt has agreed to appoint Akshay Naheta, a seasoned fintech and investment leader and Founder, CEO of DTR, as co-CEO alongside Andy Main, strengthening its leadership team. Simultaneously, Bakkt has entered a strategic partnership with Distributed Technologies Research (DTR) to integrate Bakkt's regulated crypto trading and brokerage platform with DTR's stablecoin payments technology, subject to applicable regulatory approval. This collaboration is expected to enable stablecoin payment transactions for Bakkt's customers, unlocking new revenue streams and expanding Bakkt's addressable market into the cross-border payments industry.
- **Signed divestiture of Bakkt Trust:**
  - Monday, Bakkt reached a definitive agreement to sell its qualified custodian subsidiary, Bakkt Trust Company, to ICE for cash consideration of $1.5 million plus the assumption of Bakkt Trust's regulatory capital requirement and certain operating costs of Bakkt Trust during the period between the signing of the purchase agreement and the closing of the transaction, subject to such closing. The closing of this transaction is subject to regulatory approval and other customary conditions. The divestiture is expected to streamline operations by reducing operating expenses by $3.8 million annually and freeing up approximately $3.0 million of capital held for regulatory reserves, allowing the Company to reinvest in its core crypto business, while maintaining seamless custody solutions for clients through a robust network of reputable custody providers.
- **Strategic alternatives for Loyalty:**
  - The Company also announced that it is exploring strategic alternatives, including a potential sale or wind-down, for its Loyalty business segment. This decision aligns with the Company's strategic realignment to focus resources on core crypto offerings.
- **Webull:**
  - Bakkt has been notified by Webull that it will not be renewing its existing contract when it ends in mid-June 2025. This client, which represented 74% of Bakkt's crypto revenues in 2024, has scaled and evolved its business to run more of its own infrastructure and operations. Bakkt is working closely with Webull to ensure a smooth transition and exploring ways to continue working together while executing on the Company's strategy to diversify its client base and capture opportunities throughout the crypto ecosystem.
- **Bank of America:**
  - Bakkt has also been notified by Bank of America that it will not be renewing its commercial agreement for loyalty services, which is set to expire near the end of April 2025, subject to Bakkt's obligation to maintain services for up to a 12 month transition period. Bank of America represented approximately 16% of Bakkt's loyalty services revenue in 2024.
- **Recent Trading Volume Increase:**

o Bakkt achieved record notional trading volume in Q4 2024, reaching $1.78 billion, up 465% from Q3 2024 and 778% year-over-year. The significant growth was driven by increased crypto adoption, strategic expansion of coin offerings, and improved market sentiment amid rising cryptocurrency prices.  BakktX Trading Integration: o Bakkt successfully integrated the high-performance trading infrastructure of BakktX across its offerings. This technology, originally developed for an institutional electronic communications network (ECN), now powers Bakkt Crypto Solutions' trading in all U.S. states excluding New York, where it is subject to regulatory approvals. This deployment of BakktX has facilitated Bakkt improving its efficiency, reliability, and scalability, which enabled Bakkt to handle recent surges in trading volumes while maintaining 100% uptime. Given the immediate opportunity, Bakkt is leveraging this technology first in the rapidly expanding U.S. retail crypto market, while it continues to develop institutional integration capabilities, like credit counterparty clearing partners. First Quarter 2025 Guidance:2  Total revenues of $1,030 million - $1,280 million o Gross crypto revenues of $1,023 million - $1,271 million o Net loyalty revenues of $8.5 million - $9.9 million  Crypto costs and execution, clearing, and brokerage fees of $1,019 million - $1,266 million  End of quarter available cash and cash equivalents of $22 million - $26 million 1. In accordance with GAAP, crypto services revenue and crypto costs and execution, clearing and brokerage fees are presented on a gross basis as the Company is a principal in those transactions. 2. Bakkt expects to provide a quarterly outlook moving forward, which aligns to industry standards given the volatile nature of crypto. All approximate values, given under the following updated key assumptions, and does not include potential drivers from DTR partnership: Revenues, Crypto Costs and Execution, Clearing and Brokerage (“ECB”) - revenue contribution from existing clients/accounts based on average of Jan’25 and Feb’25 retail trading levels engagement metrics and Crypto Costs and ECB in line with gross crypto revenue. End of quarter cash and cash equivalents - includes potential draws of up to $5 million of ICE line of credit by March 31, 2025 and does not include the sale consideration or released capital from divestiture of Custody as it is contingent on closing and regulatory approvals. Webcast and Conference Call Information Bakkt will host a conference call at 5:00 PM ET, March 19, 2025. The earnings conference call will be webcast live here and archived on the investor relations section of Bakkt’s corporate website under the ‘Events & Presentations’ section, along with any related earnings materials. Investors and analysts interested in participating in the call are invited to dial (833) 470-1428 or (404) 975-4839, and reference participant access code 796835 approximately ten minutes prior to the start of the call. ### About Bakkt Founded in 2018, Bakkt builds solutions that enable our clients to grow with the crypto economy. Through institutional-grade custody, trading, and onramp capabilities, our clients leverage technology that’s built for sustainable, long-term involvement in crypto. Bakkt is headquartered in Alpharetta, GA. For more information, visit: https://www.bakkt.com/ | X - @Bakkt | LinkedIn Bakkt-E

Source: Bakkt Holdings, Inc. Contacts Investor Relations IR@bakkt.com Media press@bakkt.com Note on Forward-Looking Statements This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements include, but are not limited to, Bakkt’s guidance and outlook, including for the first quarter of 2025, and the trends and assumptions underlying such guidance and outlook, statements regarding the partnership between Bakkt and DTR and the expected benefits therefrom, the timing of Akshay Naheta serving as Bakkt’s Co-Chief Executive Officer, statements regarding BakktX and its expected potential future functionality, Bakkt’s strategic evaluation of alternatives for its Loyalty business, Bakkt’s aims to become more crypto focused, Bakkt’s ability to continue working with Webull, the expected impact to Bakkt’s business from its sale of Bakkt Trust Company, Bakkt’s plans and expectations, including statements about new products and features, partnerships, joint ventures and growth, Bakkt’s expectations regarding crypto market growth, including from the recent positive macro sentiment and Bakkt serving as an industry leader, the regulatory environment for crypto currencies, and Bakkt’s beliefs regarding its ability to deliver value to its clients and shareholders, Bakkt’s plans to provide quarterly guidance going forward; among others. Forward-looking statements can be identified by words such as “will,” “likely,” “expect,” “continue,” “anticipate,” “estimate,” “believe,” “intend,” “plan,” “projection,” “outlook,” “grow,” “progress,” “potential” or words of similar meaning. Such forward-looking statements are based upon the current beliefs and expectations of Bakkt’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and beyond Bakkt’s control. Actual results and the timing of events may differ materially from the results anticipated in such forward-looking statements as a result of the following factors, among others: the conditions and events that raised substantial doubt about the Company’s ability to continue as a going concern; the Company’s ability to grow and manage growth profitably; the possibility that the Company may be unable to obtain the applicable regulatory approvals to execute on the partnership with DTR; changes in the Company’s business strategy; the Company’s future capital requirements and sources and uses of cash, including funds to satisfy its liquidity needs and access the ICE line of credit; changes in the market in which the Company competes, including with respect to its competitive landscape, technology evolution or changes in applicable laws or regulations; changes in the markets that the Company targets; volatility and disruptions in the crypto market that subject the Company to additional risks, including the risk that banks may not provide banking services to the Company and market sentiments regarding crypto currencies; the possibility that the Company may be adversely affected by other macroeconomic, geopolitical, business, and/or competitive factors; the Company’s ability to launch new services and products, including with the expected commercial partners, or to profitably expand into new markets and services; the Company’s ability to execute its growth strategies, including identifying and executing acquisitions and divestitures and the Company’s initiatives to add new clients; the Company’s ability to maintain and grow its existing customer relationships following Webull’s commercial agreement termination; the Company’s ability to reach definitive agreements with its expected commercial counterparties; the Company’s ability to achieve the expected benefits from the disposition of Bakkt

Trust Company and successfully complete a strategic transaction of the Loyalty business; the Company’s failure to comply with extensive government regulations, oversight, licensure and appraisals; uncertain and evolving regulatory regime governing blockchain technologies and crypto; the Company’s ability to establish and maintain effective internal controls and procedures; the exposure to any liability, protracted and costly litigation or reputational damage relating to the Company’s data security; the impact of any goodwill or other intangible assets impairments on the Company’s operating results; the Company’s ability to maintain the listing of its securities on the New York Stock Exchange; and other risks and uncertainties indicated in the Company’s filings with the Securities and Exchange Commission, including its most recent Annual Report on Form 10-K. You are cautioned not to place undue reliance on such forward-looking statements. Such forward-looking statements relate only to events as of the date on which such statements are made and are based on information available to us as of the date of this press release. Unless otherwise required by law, we undertake no obligation to update any forward- looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events. Definitions  Crypto-enabled accounts: total crypto accounts open.  Transacting accounts: unique accounts that perform at least one transaction across crypto buy/sell and loyalty redemption each month. Monthly figures are de-duped for the month. Quarterly figure represents sum of all months in the quarter.  Notional traded volume: total notional volume of transactions across crypto buy/sell and loyalty redemption. Figures represent gross values recorded as of order date.  Assets under custody: the sum of coin quantities held by customers multiplied by the final quote for each coin on the last day of the quarter.

Bakkt Q4 and Full Year 2024 Financial Statements Consolidated Balance Sheets $ in millions except per share data As of 12/31/24 As of 12/31/23 Assets Current assets Cash and cash equivalents $39.0 $52.9 Restricted cash 24.9 31.8 Customer funds 88.6 32.9 Available-for-sale securities - 17.4 Accounts receivable, net 24.6 29.7 Prepaid insurance 4.0 13.0 Other current assets 2.7 3.3 Total current assets 183.8 181.1 Property, equipment and software, net 2.1 0.1 Goodwill 68.0 68.0 Intangible assets, net 2.9 2.9 Deposits with clearinghouse - 0.2 Other assets 12.6 13.3 Total assets $269.4 $265.3 Liabilities and stockholders' equity Current liabilities Accounts payable and accrued liabilities $39.9 $55.4 Customer funds payable 88.6 32.9 Deferred revenue, current 1.6 4.3 Due to related party 2.4 3.2 Other current liabilities 5.3 4.7 Total current liabilities 137.7 100.5 Deferred revenue, noncurrent 2.6 3.2 Warrant liability 46.9 2.4 Other noncurrent liabilities 19.3 23.5 Total liabilities $206.5 $129.6 Stockholders' equity Class A Common Stock ($0.0001 par value, 30,000,000 shares authorized, 6,510,885 shares issued and outstanding as of 12/31/24 and 3,793,838 shares outstanding as of 12/31/23) 0.0 - Class V Common Stock ($0.0001 par value, 10,000,000 shares authorized, 7,178,303 shares issued and outstanding as of 3/31/24 and 7,200,064 shares outstanding as of 12/31/23) 0.0 0.0 Additional paid-in capital 832.7 799.7 Accumulated other comprehensive loss (0.8) (0.1) Accumulated deficit (798.0) (751.3) Total stockholders' equity 33.9 48.3 Noncontrolling interest 29.0 87.4 Total equity 62.9 135.7 Total liabilities and stockholders' equity $269.4 $265.3

Consolidated Statements of Operations

$ in millions except per share data	4Q24	4Q23	FY24	FY23
Revenues:				
Crypto services	$1,786.2	$199.4	$3,441.1	$727.0
Loyalty services, net	11.1	15.1	49.2	53.1
Total revenues	**1,797.3**	**214.5**	**3,490.2**	**780.1**
Operating expenses:				
Crypto costs	1,766.7	196.9	3,403.2	718.5
Execution, clearing and brokerage fees	12.8	0.9	24.0	3.8
Compensation and benefits	15.2	16.2	83.2	102.0
Professional services	4.2	3.2	16.8	10.4
Technology and communication	4.1	5.2	17.7	20.8
Selling, general and administrative	4.7	11.7	26.6	33.4
Acquisition-related expenses	0.1	(12.8)	0.1	4.3
Depreciation and amortization	0.1	3.1	0.3	13.9
Related party expenses	0.2	0.8	0.6	3.9
Goodwill and intangible asset impairments	-	37.2	-	60.5
Impairment of long-lived assets	-	30.2	0.9	30.3
Restructuring expenses	0.7	0.1	8.2	4.6
Other operating expenses	0.4	0.4	1.5	1.6
Total operating expenses	1,809.0	293.0	3,583.1	1,008.0
Operating loss	**(11.7)**	**(78.5)**	**(92.9)**	**(227.9)**
Interest income, net	1.1	0.8	4.3	4.3
Loss from change in fair value of warrant liability	(31.1)	(0.7)	(17.2)	(1.6)
Other (expense) income, net	1.4	(0.3)	2.5	(0.2)
Loss before income taxes	**(40.3)**	**(78.7)**	**(103.3)**	**(225.4)**
Income tax (expense) benefit	(0.1)	(0.0)	(0.2)	(0.4)
Net loss	**(40.4)**	**(78.7)**	**(103.4)**	**(225.8)**
Less: Net loss attributable to noncontrolling interest	(21.2)	(52.0)	(56.8)	(151.0)
Net loss attributable to Bakkt Holdings, Inc.	**($19.2)**	**($26.7)**	**($46.7)**	**($74.9)**
Net loss per share attributable to Class A Common Stockholders				
Basic	($2.95)	($0.29)	($7.97)	($21.01)
Diluted	($2.95)	($0.29)	($7.97)	($21.01)

Consolidated Statements of Cash Flows

$ in millions	4Q24	4Q23	FY24	FY23
Cash flows from operating activities:				
Net loss	($40.4)	($78.7)	($103.4)	($225.8)
Adjustments to reconcile net loss to net cash used in operating activities:				
Depreciation and amortization	0.1	3.1	0.3	13.9
Change in fair value of contingent consideration liability	-	(3.0)	-	(3.0)
Non-cash lease expense	0.7	0.8	1.7	3.1
Share-based compensation expense	2.8	1.2	15.8	15.5
Unit-based compensation expense	-	0.0	-	1.3
Forfeiture and cancellation of common units	-	-	-	(0.0)
Deferred income taxes	-	-	-	-
Impairment of long-lived assets	-	30.2	0.9	30.3
Goodwill and intangible assets impairments	-	37.2	-	60.5
Loss on disposal of assets	-	0.0	-	0.1
Loss (gain) from change in fair value of warrant liability	31.1	0.7	17.2	1.6
Other	(0.1)	0.0	(0.1)	0.0
Changes in operating assets and liabilities:				
Accounts receivable	1.7	(13.6)	5.4	(10.0)
Prepaid insurance	1.6	(1.0)	9.1	9.8
Deposits with clearinghouse	-	-	-	15.0
Accounts payable and accrued liabilities	(2.0)	6.3	(15.6)	(8.0)
Due to related party	(0.3)	1.5	(0.9)	2.1
Deferred revenue	(0.4)	0.3	(3.3)	0.4
Operating lease liabilities	(1.0)	(0.9)	(3.6)	(3.0)
Customer funds payable	37.0	4.7	55.6	32.3
Other assets and liabilities	0.4	4.6	(0.4)	3.4
Net cash provided by (used in) operating activities	31.4	(6.8)	(21.2)	(60.7)
Cash flows from investing activities:				
Capitalized internal-use software development costs and other capital expenditures	(0.3)	(1.5)	(3.1)	(9.4)
Purchase of available-for-sale securities	8.0	(17.2)	(18.0)	(61.8)
Proceeds from the maturity of available-for-sale securities	(1.5)	22.6	35.2	185.8
Acquisition of Bumped Financial, LLC	-	-	-	(0.6)
Acquisition of Apex Crypto LLC, net of cash acquired	-	(3.6)	-	(47.9)
Net cash provided by (used in) investing activities	6.2	0.3	14.1	66.0
Cash flows from financing activities:				
Proceeds from Concurrent Offerings, net of issuance costs	-	-	46.5	-
Withholding tax payments on net share settlements on equity awards	(0.3)	(0.1)	(2.7)	(2.6)
Proceeds from the exercise of warrants	-	-	-	-
Net cash provided by (used in) financing activities	(0.3)	(0.1)	43.8	(2.6)
Effect of exchange rate changes	(1.1)	0.4	(1.5)	0.4
Net increase (decrease) in cash, cash equivalents, restricted cash, customer funds and deposits	36.2	(6.2)	35.2	3.1
Cash, cash equivalents, restricted cash, customer funds and deposits at the beginning of the period	117.5	124.7	118.5	115.4
Cash, cash equivalents, restricted cash, customer funds and deposits at the end of the period	**$153.7**	**$118.5**	**$153.7**	**$118.5**

Reconciliation of Non-GAAP Financial Measures Non-GAAP Financial Measures – Adjusted EBITDA Adjusted EBITDA is defined as earnings before interest, income taxes, depreciation, amortization, acquisition-related expenses, share-based and unit-based compensation expense, goodwill and intangible assets impairments, restructuring charges, changes in the fair value of our warrant liability and certain other non-cash and/or non-recurring items that do not contribute directly to our evaluation of operating results and are not components of our core business operations. Adjusted EBITDA provides management with an understanding of earnings before the impact of investing and financing transactions and income taxes, and the effects of aforementioned items that do not reflect the ordinary earnings of our operations. This measure may be useful to an investor in evaluating our performance. Adjusted EBITDA is not a measure of our financial performance under GAAP and should not be considered as an alternative to net income (loss) or other performance measures derived in accordance with GAAP. Our definition of Adjusted EBITDA may not be comparable to similarly titled measures used by other companies. Non-GAAP financial measures like Adjusted EBITDA and Free Cash Flow have limitations, should be considered as supplemental in nature and are not meant as a substitute for the related financial information prepared in accordance with GAAP. The non-GAAP financial measures should be considered alongside other financial performance measures, including net loss and our other financial results presented in accordance with GAAP. $mm's 4Q24 4Q23 FY24 FY23 Net loss ($40.4) ($78.7) ($103.4) ($225.8) Depreciation and amortization 0.1 3.1 0.3 13.9 Interest income, net (1.1) (0.8) (4.3) (4.3) Income tax (benefit) expense 0.1 0.0 0.2 0.4 EBITDA ($41.4) ($76.4) ($107.3) ($215.8) Acquisition-related expenses 0.1 (12.8) 0.1 4.3 Share-based and unit-based compensation expense 2.8 1.2 15.8 16.8 Cancellation of common units - - - (0.0) Loss from change in fair value of warrant liability 31.1 0.7 17.2 1.6 Goodwill and intangible assets impairments - 37.2 - 60.5 Impairment of long-lived assets - 30.2 0.9 30.3 Restructuring expenses 0.7 0.1 8.2 4.6 Shelf registration expenses - - 0.2 - Transition services expense 0.3 0.8 0.6 3.9 Adjusted EBITDA loss ($6.4) ($19.0) ($64.2) ($93.9)